

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

Via E-mail
Stephen Cooper
Chief Executive Officer
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

> **Re:**   **Warner Music Group Corp.**
> **Registration Statement on Form S-4**
> **Filed January 25, 2012**
> **File No. 333-179167**

Dear Mr. Cooper:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Summary, page 1

Our Company, page 1

2. Please revise the first paragraph of this section and specifically the last sentence to add balancing language regarding your net loss for the twelve months ended September 30, 2011.

Exhibit 5.2

3. Please refer to the last paragraph on page F-2. Please delete the qualification contained in the second sentence.

4. Please refer to the second paragraph on page F-3. Please delete the assumptions contained in clauses (vii) and (viii). Please also delete the phrase "and that the execution, delivery and performance by each of the Corporations of the Transaction Documents to which it is a party are necessary and convenient to the conduct, promotion or attainment of the business of such Corporation" from clause (ix).

5. Please delete the assumptions contained in clause (C) on page F-5.

Exhibit 5.4

6. Please refer to the Assumptions section. Please delete the assumptions contained in the first paragraph on page 4.

7. Please refer to the Qualifications and Exceptions section. Please delete the qualifications contained in the second to last paragraph on page 4.

8. Please refer to the Reliance section. Please delete the last sentence of the last paragraph on page 5.

Exhibit 5.5

9. Please delete the assumptions contained in clauses (e), (g), (h), (i), (k) and (l) on pages 3 and 4.

Exhibit 5.6

10. Please refer to the assumptions beginning on page 2. Please delete the assumption contained in clause (2).

11. Please refer to the assumptions beginning on page 2. Please delete the last sentence of the assumption contained in clause (3).

Exhibit 5.8

12. Please refer to the first paragraph on page 4. Please delete the qualification added to the second sentence beginning with the phrase "provided, however."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Matthew E. Kaplan, Esq.